BRANDYWINE REALTY TRUST
555 East Lancaster Avenue
Radnor, Pennsylvania 19087
April 30, 2009
VIA EDGAR AND FACSIMILE
Erin E. Martin, Esquire
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile: (703) 813-6984

Re:	Brandywine Realty Trust Registration Statement File No. 333-158590 on Form S-3 (the “Registration Statement”)
Dear Ms. Martin:
     In response to the comment letter dated April 29, 2009 from Mr. Tom Kluck, Branch Chief of the Securities and Exchange Commission, we revised the Registration Statement identified above to add the undertaking required by Item 512(a)(5) of Regulation S-K. The additional undertaking is set forth in subparagraph (4) of Part II, Item 17 of the Registration Statement.
     Please call the undersigned at (610) 832-4980 or Michael Friedman at Pepper Hamilton LLP at (215) 981-4563 with any questions.

Very truly yours, Brandywine Realty Trust
By:	/s/ Gabriel J. Mainardi
	Name:	Gabriel J. Mainardi
	Title:	Vice President, Accounting & Treasurer

cc:	Michael H. Friedman, Esquire Pepper Hamilton LLP